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19005677

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Washington, D.C. 20549

SEC Mail Processing Section FEB 25 2019 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67545

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (mm/dd/yy) AND ENDING **12/31/18** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GrandFund Investment Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 Fremont Drive
(No. and Street)

Alameda (City) **California** (State) **94501** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Bertucio **510- 522 -2728**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygancio Valley Drive, Suite A200 (Address) **Walnut Creek** (City) **CA** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

RMS

OATH OR AFFIRMATION

I, **Donald C. Bertucio**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **GrandFund Investment Group, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

VP/CCO

Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 21st day of FEBRUARY, 2019 by DONALD CHARLES BERTUCIO, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Notary Public

MURSHAD BOBBY KHAN
Notary Public - California
Alameda County
Commission # 2149690
My Comm. Expires May 17, 2020

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
GrandFund Investment Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GrandFund Investment Group, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes and schedules I, II and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as GrandFund Investment Group, LLC's auditor since 2016.
Walnut Creek, California

February 20, 2019

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	133,082
Accounts receivable		400,000
Prepaid expenses		7,711
TOTAL ASSETS	**$**	**540,793**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Accounts payable	$	80,830
Commissions payable		54,800
TOTAL LIABILITIES		135,630
MEMBERS' CAPITAL		405,163
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**540,793**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE:	
Success fees	$ 9,600,068
Marketing income	593,750
Other income	1,500
Total revenue	10,195,318
EXPENSES:	
Commission expense	7,875,001
Representative bonuses	1,347,250
Consulting and professional fees	568,819
Guaranteed payments	545,243
Regulatory fees	36,138
Other operating expenses	50,322
Total expenses	10,422,773
NET LOSS	$ (227,455)

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBERS' CAPITAL, Beginning of Year	**$**	**632,618**
Net loss		(227,455)
MEMBERS' CAPITAL, End of Year	**$**	**405,163**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(227,455)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		
Accounts receivable		668,000
Prepaid expenses		32,898
Accounts payable		26,938
Commissions payable		(587,350)
Deferred revenue		(37,500)
Net cash used in operating activities		(124,469)
NET DECREASE IN CASH		(124,469)
CASH, Beginning of Year		**257,551**
CASH, End of Year	**$**	**133,082**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the "Company") was formed as a California Limited Liability Company on November 15, 2005, and its principal place of business is located in Alameda, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the Company will continue in existence until dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2018 the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and commissions payable approximate fair value because of their short-term maturities.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company was formed as a California limited liability company ("LLC"). Effectively January 1, 2017, the Company became a Pennsylvania LLC. LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including Pennsylvania in which the Company operates imposes fees and taxes at the partnership level. Management believes there are no uncertain tax positions. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014.

On January 2, 2018, with an effective date of December 31, 2017, the Internal Revenue Service ("IRS") issued final regulations affecting partnerships (and entities taxed as partnerships) that are intended to streamline the tax examination process and allow the IRS to collect any underpayments of tax from the partnership rather than the individual partners. Under the new process, the IRS will examine partnership items in a prior year under examination and any tax adjustments will be taken into account at the partnership level in the current year when the examination is complete. The partnership will pay the tax, interest, and penalties on underpayments using the highest statutory corporate or individual rate, which can be reduced under certain circumstances. The final regulations provide that partnerships can elect out of the new tax examination process if eligible. Management does not believe these changes have an effect on the Company's financial statements as of and for the year ended December31, 2018.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

NOTE 2 – MEMBERS' CAPITAL (CONTINUED)

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 – RISK CONCENTRATIONS

As of December 31, 2018, the Company had one customer that accounted for 100% of the accounts receivable and 89% of revenue was generated by three customers during the year.

In addition, 98% of commission expense and 74% of commissions payable at December 31, 2018 was related to one marketer.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its cash and cash equivalent deposits with high quality financial institutions in the United States of America. At times during the year, cash balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with GrandFund, LLC, a company under common control. There were no expenses shared during 2018.

Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or distribution paid. At December 31, 2018, the Company had regulatory net capital of $52,252 which was $43,210 above the minimum requirement of $9,042.

NOTE 6 – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

ASU 2014-09 *Revenue from Contracts with Customers:*

On January 1, 2018 the Company adopted ASU 2014-09, "Revenue from Contracts with Customers" using the full retrospective approach. Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transactions price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company's past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of the Company's revenues from contracts with customers:

Marketing: The Company earns marketing income by providing clients with business planning and strategy advice in connection with arrangements to introduce funds to registered representatives of broker-dealers and registered representative advisors, where these broker-dealers may have customers interested in investing in the funds.

The Company believes the performance obligation for providing these services is satisfied over time because the client is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a fixed amount and are usually paid after the marketing obligations have been completed.

NOTE 6 – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Success Fees: The Company enters into agreements with money management firms to raise capital through financial intermediaries and earns success fees for monies placed in their various funds. They are either fixed or variable. The variable consideration cannot be determined until after a transaction closes and are based on assets under management. Due to the uncertainty of the value of the underlining investment vehicle at future points in time, as well as, the length of time the investor remains in the fund, both of which are susceptible to factors outside the Company's influence, the Company is unable to overcome the aforementioned constraint until the actual values are determined on a monthly or quarterly basis. The fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended December 31, 2018:

Revenues from contracts with customers:	
Success fees	$ 9,600,068
Marketing	593,750
Total revenue from contracts with customers	$ 10,193,818

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Deferred revenue at January 1, 2018 and December 31, 2018 were $37,500 and $0, respectively.

The Company had receivables related to revenues from contracts with customers of $1,068,000 and $400,000 at January 1, 2018 and December 31, 2018, respectively.

NOTE 6 – RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The Company had no significant impairments related to these receivables during the year ended December 31, 2018.

The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

NOTE 7 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

ASU 2016-13 ***Financial Instruments - Credit Losses***: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

NOTE 8 – CONTINGENCIES

The Company is involved with certain claims and disputes. It is the opinion of the Company's management, based on consultation with legal counsel, that liabilities, if any, arising from such claims, disputes or examinations would not have a material effect on the Company's financial position. The Company was not aware of any pending litigation at December 31, 2018.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 20, 2019, the date the accompanying financial statements were issued.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

NET CAPITAL:		
Total members' capital		$ 405,163
DEDUCTIONS		
Non-allowable assets:		
Accounts receivable	345,200	
Prepaid expenses	7,711	
Total deductions		(352,911)
NET CAPITAL		**$ 52,252**
AGGREGATE INDEBTEDNESS:		
Item included in statement of financial condition:		
Accounts payable	80,830	
Commissions payable	54,800	
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$ 135,630**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of A.I.)		$ 9,042
Minimum dollar requirement		$ 5,000
Excess net capital		$ 43,210
Ratio: Aggregate indebtedness to net capital		260%

Reconciliation with Company's Net Capital Computation (Included in Part II of form X-17A-5 as of December 31, 2018)

There were no material differences noted in the Company's net capital computation at December 31, 2018.

See accompanying notes to the financial statements

GRANDFUND INVESTMENT GROUP, LLC..SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3
DECEMBER 31,2018

The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i).

GRANDFUND INVESTMENT GROUP, LLC..SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2018

The Company did not handle any customer cash or securities during the year ended December 31, 2018 and does not have any customer accounts.

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i).

See accompanying notes to the financial statements

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
GrandFund Investment Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) GrandFund Investment Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

E Wintter + Associates LLP

Walnut Creek, California

February 20, 2019

GRANDFUND Investment Group, LLC

SEA 15c3-3 Exemption Report

I, Donald Bertucio, CCO/VP of GrandFund Investment Group, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Donald Bertucio
CCO/VP
January 4, 2019

1809 Fremont Drive • Alameda, CA 94501 • Phone: (510) 522-2728